

August 20, 2010

Mr. Paul B. Demirdjian
Chief Executive Officer
Jagged Peak, Inc.
3000 Bayport Drive, Suite 250
Tampa, FL 33607

> **Re:** **Jagged Peak, Inc.**
> **Form 10-K for the Fiscal Year ended December 25, 2009**
> **Filed March 10, 2010**
> **Form 10-Q for the Quarterly Period ended March 26, 2010**
> **Filed May 6, 2010**
> **File No. 000-31715**

Dear Mr. Demirdjian:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 25, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Revenue Recognition, page 12

1.   Your current revenue recognition policy disclosures do not appear to address each of your operations and services that you describe beginning on page 3. For example, your policy does not appear to address your recognition of revenue related to hosting and

managed services. In addition, your policy is unclear as to how you are recognizing revenue related to your software product. For example, on page 11, you describe your EDGE product as a web-based software application. Further, in your policy on page 12, you indicate you have software arrangements that include more than one element and revenue is recognized when delivery of the software has occurred. Therefore, it is unclear if you recognize revenue on a subscription basis, per purchase of software licenses, or both. Tell us how you considered expanding your revenue recognition policy to clearly explain how you recognize revenue for each of your material revenue streams. In addition, please clarify, if applicable, if a customer must download or obtain your software prior to using your EDGE application.

2. Expand your revenue recognition policy to discuss your method used to recognize revenues from arrangements that include one or more elements to be delivered at a future date, and how you determined the fair value of the undelivered element, i.e., maintenance and support revenue. This disclosure should indicate how an arrangement fee is allocated among the elements (e.g., residual method or entire fee is recognized pro rata due to lack of VSOE). Provide your proposed revised revenue recognition policy disclosures in your response.

3. You disclose that in software arrangements that include more than one element, you allocate the total arrangement fee amount the elements based on the relative fair value of each of the elements. Indicate whether you can establish VSOE for all elements or for only undelivered elements. Please describe for us, your methodology for establishing VSOE. As part of your response, please confirm to us that you have a history of selling an element on a standalone basis when you can establish VSOE. See paragraphs 9 and 10 of SOP 97-2.

4. We note that you derive revenue from fulfillment service arrangements and that you disclose on page 1 you have a network of independently owned fulfillment warehouses, in addition to the one warehouse that you lease. Please expand your policy to explain how you have considered ASC 605-45.

Notes to Audited Consolidated Financial Statements

7. Income Taxes, page 35

5. We note that you have incurred a loss before income taxes in each of the past three fiscal years ended December 25, 2009. Please explain in detail your consideration of the guidance contained in ASC 740-10-30-16 through 25 in determining that your net deferred tax asset of $1,523,500 as of December 25, 2009 is realizable.

Form 10-Q for the Quarterly Period ended March 26, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 16

6.   We note that you disclose in Note 5 on page 13 that you began to report two reportable segments beginning in the quarter period ended March 26, 2010. Tell us how you considered including a separate discussion of results of operations to discuss revenues and profitability on a segment level. Refer to Financial Reporting Release 501.06.a.

Item 4(T). Controls and Procedures

(a)Evaluation of disclosure controls and procedures, page 21

7.   You state that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are "effective for timely gathering, analyzing, and disclosing the information that [you] are required to disclose in [y]our reports filed under the Securities Act of 1934, as amended."   These effectiveness conclusions are stated in terms that are more limited in scope than the definition of "disclosure controls and procedures" set forth in Exchange Act Rule 13a-15(e). In your response letter, please tell us whether the effectiveness conclusions of the principal executive officer and principal financial officer were made with respect to the company's controls and procedures as that term is defined in Rule 13a-15(e). Provide conforming disclosure in future filings. Alternatively, you may simply conclude in future filings that your disclosure controls and procedures are effective or ineffective, whichever the case may be, without providing any part of the definition, as we note you have done in your Form 10-K for the fiscal year ended December 25, 2009. Similar concerns apply to your evaluation on page 23 of your Form 10-Q for the quarterly period ended June 25, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Paul B. Demirdjian
Jagged Peak, Inc.
August 20, 2010
Page 4

        In responding to our comments, please provide a written statement from the company
acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

    •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions
regarding comments on the financial statements and related matters. Please contact me at (202)
551-3730 with any other questions.

                                                Sincerely,

                                                Stephen Krikorian
                                                Accounting Branch Chief